EXHIBIT 16.1
____________, 2005

Merritt Jesson
President & CEO
Pickups Plus, Inc.
4360 Ferguson Drive, Suite 102
Cincinnati, OH 45245

Re:      Letter of Intent

Dear Mr. Jesson,

      NeoMedia Technologies, Inc. ("NEOM" or "Buyer") is pleased to provide you with this outline of terms ("Letter of Intent" or "LOI") to acquire a 30% interest in Auto Preservation, Inc. ("AP") a wholly owned subsidiary of Pickups Plus, Inc. ("PUPS" or "Seller").

      1. Overview. This Letter of Intent is intended to be non-binding on both parties. However, parties agree to enter into good faith negotiations and use its best efforts to execute a mutually agreeable, definitive agreement within thirty (30) days of the date last signed below. This Letter of Intent outlines the general terms and conditions for the Buyer to purchase 30% the Sellers AP business. Under an Asset Purchase Agreement, the Buyer will purchase a 30% interest in the assets that relate to operating the AP business at the closing. It is our intention to introduce our products through AP's distribution channels to include certain polishing compounds and our paint system as a whole. AP management will cooperate in everyway possible to facilitate this to include negotiations as needed with AI. AP will agree to purchase and fully implement a paint system at their location(s) in order to facilitate further sales of the system and training of future customers. The closing ("Closing") will be herein after defined as the date of execution of a definitive Asset Purchase Agreement and the delivery of the initial cash requirement under paragraph 2 below.

      2. Purchase Price. The Buyer agrees to purchase a 30% interest in the assets required to operate and grow the Auto Preservation business (AP) from the Seller under the following terms:

      a) The Buyer agrees to purchase such assets from Seller, minus the current accounts receivable and bank accounts for a total purchase price of $1,600,000 to be paid as follows:

            o     $600,000 in cash at the closing.

            o     Assumption of $446,000 of PUPS existing debt to Cornell
                  Capital.

            o The issuance of $554,000 of NEOM common stock. The shares of the Buyers common stock will have piggyback registration rights.

      b) Both parties agree that all assets of the Companies required to operate the AP business will be included in the transaction, but not limited to the following:

            o PUPS exclusive perpetual license for the use of the ValuGard name within the United States.

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            o     All current Distributor, Dealer, Detailers, Jobber and vendor agreements within the United States that belong to AP.

            o All computer software and hardware, customers, furniture, and fixtures related to the AP business.


            o Definitive Agreements. Both parties agree that this LOI will be non-binding on the Buyer and Seller to negotiate, execute and deliver a definitive agreement satisfactory to both Seller and Buyer ("Definitive Agreement"). Following the execution of the Letter of Intent, Buyer's counsel will prepare the Definitive Agreement.

      3. Information. The Seller will afford, and will cause its certified public accountants, counsel and other representatives to afford, to Buyer and its accountants, counsel, agents and other authorized representatives, and to financial institutions specified by Buyer, a reasonable opportunity to conduct due diligence investigations of AP and its business and affairs. Buyer is aware that the Company's financial statements are audited.

      4. Confidentiality. Buyer agrees to maintain in the strictest confidence any information supplied by Seller to Buyer as part of Buyer's due diligence and/or otherwise relating to the business activities of Seller. In the event that a definitive agreement between Buyer and Seller is not reached and the transaction contemplated by this Letter of Intent is not completed, then and in such event, Buyer agrees to refrain from using any information gained by Buyer in connection with its due diligence and/or review of Sellers confidential information.

      5. Brokers or Finders. The Buyer and Seller represent to each other that there are no other brokers or finders in this transaction and no other broker or finder fees will be paid to any party.

      6. Expenses. The parties hereto will bear their respective expenses in connection with preparing for and consummating the transactions contemplated by this Letter of Intent, and in conducting any due diligence investigation contemplated hereunder. Neither the Company nor the Sellers on the one hand, nor Buyer on the other will be liable to any other party for their expenses, damages or losses, if any, in the event that the Definitive Agreement is not executed for any reason.

      7. Termination. Either party can terminate this Letter of Intent at any time for any reason whatsoever.

      8. Governing Law. Any dispute related to this Letter of Intent, the Definitive Agreement or related documents will be governed by the laws in the State of Florida.

      This Letter of Intent will terminate on ___________, 2005, if not agreed to and accepted by the Seller. If the foregoing is acceptable, please indicate the same by executing and returning the enclosed counterpart of this Letter of Intent. We look forward to working with Auto Preservation.

Regards,                        Approved this ___ day of _________, 2005

___________________             ________________________
Charles T. Jenson               Merritt Jesson
CEO                             President & CEO
NeoMedia Technologies           Pickups Plus, Inc.